June 5, 2025

Eric Guerin
Chief Financial Officer
RB Global, Inc.
Two Westbrook Corporate Center, Suite 500
Westchester, IL 60154

       Re: RB Global, Inc.
           Form 10-K for fiscal year ended December 31, 2024
           File No. 001-13425
Dear Eric Guerin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
5. Segment Information, page 73

1. Please provide us with a detailed analysis of how you determined you have one operating and reportable segment and revise your disclosure as applicable. In doing so explain whether you considered geography or sectors as operating segments and clarify why your goodwill reporting units, Ritchie Bros, IAA and Services, do not qualify as separate segments. Refer to ASC 280-10-50-1 through 50-9.
8. Income Taxes, page 79

2. Please disclose the domestic and foreign components of your income before income tax expense. Refer to Rule 4-08(h)(1) of Regulation S-X.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 5, 2025
Page 2

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services